Kimberly K. Rubel (312) 569-1133 Kimberly.Rubel@dbr.com

January 25, 2017
VIA EDGAR AND OVERNIGHT DELIVERY
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Erin E. Martin

Re:    Hamilton Lane Incorporated
Amendment No. 4 to
Draft Registration Statement on Form S-1
Submitted December 29, 2016
CIK No. 0001433642
Ladies and Gentlemen:
On behalf of Hamilton Lane Incorporated (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by e-mail dated January 13, 2017 relating to the Company’s above-referenced Draft Registration Statement on Form S-1 (the “Draft Registration Statement”).

The Company has revised the Draft Registration Statement in response to the Staff’s comments and is confidentially submitting concurrently with this letter a complete copy of Amendment No. 5 (“Amendment No. 5”) to the Draft Registration Statement, which reflects these revisions and updates and clarifies certain other information. For the convenience of the Staff, we are supplementally providing marked copies of Amendment No. 5, marked to show changes from Amendment No. 4 to the Draft Registration Statement.

In this letter, we have recited the comments from the Staff in bold and italicized type and have followed each comment with the Company’s response. Capitalized terms used but not defined herein shall have the meanings ascribed thereto in Amendment No. 5. Page references in the Company’s responses correspond to the applicable page of Amendment No. 5. “HLA” refers to Hamilton Lane Advisors, L.L.C., “HLI” refers to the Company, and references to “Hamilton Lane,” “the Company,” “we,” “our” or “us” mean the Company, Hamilton Lane Advisors, L.L.C. or their respective advisors, as the context may require.

Prospectus Summary, page 1

1.
In order for an investor to better understand the contribution to your income from your most significant product types, please expand your disclosure to disclose the proportion of your management and advisory fee revenue attributable to Specialized Funds and Advisory Services in addition to the information you provide on Customized Separate Accounts.

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The Company has revised the disclosure on page 8 of Amendment No. 5 to address the Staff’s comment.

Organizational Structure, page 13

2.
Please revise your disclosure to clarify if Hamilton Lane Advisors LLC or Hamilton Lane Inc. can hold and reissue any Class C shares that are redeemed for cash upon a conversion demand by the Class C holder.

The Company has revised the disclosure on page 14 and elsewhere throughout Amendment No. 5 to address the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Revenues, page 88

3.
We note that in your response letter dated October 25, 2016, you stated that you generally don’t use assets under management (“AUM”) rollforward information to assess business performance and revenue trends, but instead look at new client accounts added, clients lost and new specialized funds raised. As a result, you revised to disclose new and lost client information with the related revenue impacts consistent with the Consolidated Statement of Income periods presented. We note that the new and lost client information has been deleted and replaced with fee-earning AUM activity which you state is a useful metric for assessing the relative size and scope of your asset management business but is not linearly correlated to your management fee revenue. Please enhance your discussion (here and on page 93) to allow an investor to understand how changes in fee-earning AUM drove changes in your management fee revenues. To the extent the client activity previously disclosed better correlates with changes in period-over-period fee revenues, consider retaining the deleted client information. Refer to Item 303(a)(3) of Regulation S-K.

The Company has revised the disclosure starting on page 88 of Amendment No. 5 to address the Staff’s comment.

Business
Fee-Earning Assets Under Management, page 137

4.
We note your discussion of fee-earning AUM, including both the chart that summarizes the growth of your fee-earning AUM since fiscal 2013 on page 137 and the rollforward tables on page 138. Please address the following:

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January 25, 2017

•
Revise to disaggregate the changes to the variable fee base line item to separately present and quantify the contributions, distributions, market appreciation and reductions to provide a clearer depiction of the trends impacting your fee-earning AUM and related management fee revenues; and

•
Expand this section to include a qualitative and quantitative discussion identifying specific significant drivers of change on your fee-earning AUM (e.g. new commitments relating to launching a new fund, distributions relating to closing a fund or qualitative factors impacting market valuation).

The Company has revised the disclosure on page 141 of Amendment No. 5 to address the Staff’s comment of disaggregating contributions and distributions. Due to the limited amount of AUM earning fees on a net asset value basis, changes to fee-earning AUM from market appreciation and reductions are immaterial, and therefore, we have included those in the “Foreign exchange, market value and other” line item.
The Company has also revised the disclosures on pages 90 and 97 of Amendment No. 5 to address the Staff’s comment of including the qualitative and quantitative drivers of change to fee-earning AUM.

Regulatory Environment, page 149

5.
Please tell us whether Hamilton Lane believes that either the IPO or the occurrence of a “Sunset Event” could lead to a change in control that would be viewed as an assignment of your advisory contracts, including any supporting legal analysis.

Hamilton Lane Advisors, LLC (“HLA”) is registered as an investment adviser with the Commission. As a registered investment adviser, it is subject to the requirements of the Investment Advisers Act of 1940, and the rules promulgated thereunder (the “Advisers Act”). The Advisers Act, in part, regulates the assignment of advisory contracts by investment advisers. For the reasons discussed below, we believe that there will be no “assignment” of the investment advisory contracts between HLA and its investment advisory clients under the Advisers Act as a result of the Reorganization and initial public offering (“IPO”). The occurrence of a “Sunset Event” may lead to a change in control that would trigger an “assignment” of the advisory contracts. If such an event were to occur, HLA would act accordingly.

Background

Following the Reorganization and the IPO, Hamilton Lane Incorporated (“HLI”) will be a holding company and its sole asset will be an equity interest in HLA, of which it will serve as the sole managing member. Certain of the original members of HLA will become the Class B

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Holders, the owners of the Class B units of HLA at the completion of the IPO, and certain other original members will become the Class C Holders, the owners of the Class C units of HLA at the completion of the IPO. Such interests in HLA will be reflected as minority interests on HLI’s consolidated financial statements. Certain other original members will become the Direct HLI Stockholders, who will own Class A common stock of HLI directly and will cease to be members of HLA.

As part of the Reorganization and IPO, the limited liability company agreement of HLA will be amended and restated to, among other things, appoint HLI as the sole managing member of HLA. The HLA Operating Agreement will classify the interests acquired by HLI as Class A units, the voting interests held by the continuing members of HLA as Class B units, and the non-voting interests held by the continuing members of HLA as Class C units, each according to a conversion ratio, with fractional interests held by the continuing members cashed out with a portion of the net proceeds of this offering.

For each membership unit of HLA that is reclassified as a Class B unit in the Reorganization, we will issue to the Class B Holder one corresponding share of our Class B common stock in exchange for the payment of its par value. Immediately following the Reorganization, HLI will have outstanding shares of Class B common stock held of record by stockholders. Each share of HLI’s Class B common stock will entitle its holder to ten votes per share until the occurrence of a Sunset Event. After a Sunset Event has occurred, each share of Class B common stock will entitle its holder to one vote per share.

Because a Sunset Event may not take place for some time, it is expected that the Class B common stock will continue to entitle its holders to ten votes per share, and the Class B Holders will continue to exercise voting control over HLI for the foreseeable future. The Class B Holders are expected to control over 90% of the combined voting power of HLI’s common stock after the IPO.

Concurrently with the closing of the IPO and the Reorganization, certain of the Class B Holders will enter into a stockholders’ agreement pursuant to which they will agree to vote all shares of Class A and Class B common stock then held by them together on all matters submitted to HLI’s common stockholders for a vote. Therefore, upon the closing of the IPO and because holders of HLI’s Class A common stock and Class B common stock will vote together as a single class on almost all matters submitted to a vote of HLI’s stockholders, the Class B Holders as a group will be able to exercise control over all such matters requiring the approval of stockholders, including the election of directors and the approval of significant corporate transactions.

Following the Reorganization and IPO, and until the occurrence of a Sunset Event, it is expected that the current controlling owners of HLA will continue to control HLI (and thus HLA) after the IPO, although precise percentages will not be finalized until pricing. The existing owners of HLA initially will continue to hold a majority of the economic and voting interest in its operations as non-controlling interest holders, primarily through direct and indirect ownership

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of Class B units and Class C units of HLA and ownership of the supervoting Class B common stock.

Immediately prior to the Reorganization and IPO, the members of HLA consist of:

•	Investor group, including certain members of senior management and outside equity holders, owning through HLA Investments, LLC (“HLAI”) (representing a 58.8% voting interest in HLA); and

•	Management and employees, comprising:

o	HL Management Investors, LLC (“HLMI”) (representing a 19.6% voting interest);

o
Mario Giannini (representing a 19.1% voting interest held directly and indirectly through a wholly owned affiliate and a 2.5% voting interest through a trust for the benefit of family members that votes according to the direction of an independent trustee); and

o	Other (0.0% voting interest).

Immediately following the Reorganization and IPO, HLA will be controlled by its sole managing member, HLI. Election of the board of directors of HLI and significant corporate transactions will be controlled by its stockholders. As of the date of this letter:

•
HLAI is expected to remain the largest stakeholder by voting control (a majority of the voting power of the HLI common stock). HLAI will retain the right to designate nominees for election as directors of HLI.

•
Mr. Giannini is expected to remain the second largest stakeholder by voting control (approximately 20% of the voting power of the HLI common stock held directly and indirectly through a wholly owned affiliate). Mr. Giannini’s trust votes according to the direction of an independent trustee, and is expected to hold approximately 3% of the voting control of the HLI common stock.

•	Employee owners who hold through HLMI are expected together to comprise the third largest stakeholder by voting control (likely between 15% and 20% of the voting power of the HLI common stock).

•	The holders of Class A common stock, including public stockholders and current and former employees of HLA, will control a minority (likely less than 5%) of the voting power of the common stock.

Analysis

Assignment under the Investment Advisers Act of 1940
Section 205(a) of the Advisers Act states, among other things, that no adviser, unless exempt from registration under Section 203(b) of the Act, shall enter into, renew, or extend any investment advisory contract that “fails to provide, in substance, that no assignment of such

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contract shall be made by the investment adviser without the consent of the other party to the contract.” This prohibition is designed to prevent “trafficking” in advisory contracts.1
Section 202(a)(1) of the Advisers Act defines “assignment” as “any direct or indirect transfer or hypothecation of an investment advisory contract by the assignor or of a controlling block of the assignor’s outstanding voting securities by a security holder of the assignor . ..” The broad definition of assignment potentially encompasses many types of transactions that would not alter actual control or management of an adviser. Transactions which technically fall under the definition of an “assignment” but do not result in an actual change or control or management of an adviser, in the Commission’s view, would merely increase the adviser’s cost of doing business without providing any benefits to its advisory clients. In light of its conclusion that obtaining clients’ consent in such transactions would serve no useful purpose if a voting interest does not change, the Commission adopted Rule 202(a)(1)-1 under the Advisers Act. Rule 202(a)(1)-1 provides that a transaction which does not result in a “change of actual control or management” of an investment adviser is not an assignment for purposes of Section 205(a)(2) of the Advisers Act.
The Advisers Act does not define “controlling block” and the Commission and its staff have looked to the definition of “control” in the Advisers Act to interpret “controlling block.” Section 202(a)(12) of the Advisers Act defines “control” as “the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with such company.” Section 2(a)(9) of the Investment Company Act of 1940, as amended (the “1940 Act”), provides the same definition for “control,” but also contains a rebuttable presumption that “any person who owns beneficially, either directly or through one or more controlled companies, more than 25 per centum of the voting securities of a company shall be presumed to control such company. Any person who does not so own more than 25 per centum of the voting securities of any company shall be presumed not to control such company.” Section 2(a)(9) states that these presumptions may only be rebutted by a determination the Commission makes to the contrary.2 The Commission and the courts have interpreted “controlling block” to mean a block of stock representing more than 25 percent of a company’s voting securities.3
1     Opinion of the General Counsel of the Commission, IC-354 (1942).
2     See, e.g., Investor AB, Investment Company Act Release Nos. 18989 (Sept. 30, 1992) (notice) and 19056 (Oct. 27, 1992) (order) (Investor AB owned 13 percent of the voting securities of one company, and 23 percent of the voting securities of two other companies. The Commission found that Investor AB controlled all three companies because, among other things, Investor AB was the largest shareholder of each company, it had significant board representation at each company, and its officers and directors played an active role in setting each company's general policies and supported each company's management). TIP's board currently consists of three directors who are "interested persons" (as defined in the 1940 Act). TI's board will consist of three directors who are interested persons and three independent directors at the time of the Reorganization; it will consist of three directors who are interested persons and four independent directors within one year of the public offering of TI's Class A Stock.
3     See, e.g., Dean Witter, Discover & Co., Morgan Stanley Group Inc., SEC No-Action Letter (Apr. 18. 1997); Herzog v. Russell, 483 F. Supp. 1346 (E.D.N.Y. 1979); Willheim v. Murchison, 342 F.2d 33 (1965).

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Section 202(a)(12) of the Advisers Act does not contain either of the 25 percent rebuttable presumptions with respect to control that are found in Section 2(a)(9) of the 1940 Act. These rebuttable presumptions were a part of Section 202(a)(12) until 1960, however, when Congress removed the presumptions from the Advisers Act, stating that the question of control in each case would be a question of fact.4 The reason for the removal ostensibly was that under Section 202(a)(1) of the Advisers Act, if a minority (presumably, up to 49 percent) of the members of an investment adviser organized as a partnership withdraw from the partnership, or if the partnership admits new members constituting a minority, no assignment is deemed to result.5- Under former Section 202(a)(12), only the transfer of more than 25 percent of a corporation’s voting securities would have triggered an assignment, but under the current Section 202(a)(12), a transfer of less than 25 percent could result in an assignment. This effectively results in two different tests for what constitutes an assignment under the 1940 Act and the Advisers Act. While the Commission apparently did not object to the removal of the 25 percent presumptions from Section 202(a)(12) in 1960, the identical language in Section 2(a)(9) of the 1940 Act was not modified. However, almost 60 years since their removal, the Commission and its staff have continued to employ the 25 percent presumptions found in Section 2(a)(9). Because the 25 percent presumptions were not removed from the Advisers Act because of any finding or conclusion that they were inappropriate, and because the 1940 Act and the Advisers Act were adopted as titles I and II of the same statute, we believe it is reasonable to look to the 25 percent presumptions as important guidance under the Advisers Act.6 As with Rule 2a-6 of the 1940 Act, Rule 202(a)(1)-1 does not define what constitutes a “change of actual control or management.” The Commission stated in its adopting release that “terms of the rule are substantially identical to those of Rule 2a-6 and that the term “assignment” should be interpreted in the same manner under both Acts.”7 Since the adoption of Rule 202(a)(1)-1, the Commission’s staff has interpreted the phrase “change of actual control or management” in the same manner under Rule 202(a)(1)-1 and Rule 2a-6.8
SEC No-Action Letters on Assignments
Several no-action letters have examined the assignment provisions of the 1940 Act and the Advisers Act. Two no-action letters, in particular, involve situations relevant to the Reorganization. The first letter provides that the relevant factor in determining whether an entity has “control” is the holder’s voting power, not its economic interest. The second letter sets out the Commission staff’s current three factor test for determining whether a change in control has occurred. While the letter does not provide any formal test for determining what constitutes a
4     S. Rep. No. 1760, 86' Cong., 2d Sess., reprinted in 1960 U.S.C.C.A.N. 3502, 3505 (1960).
5     T. Frankel, 2 THE REGULATION OF MONEY MANAGERS § 12.04[B] (2005 Suppl.).
6     In at least one instance under the Advisers Act, the Commission has incorporated the entire definition of control in Section 2(a)(9) of the 1940 Act. See, e.g., Rule 204-20)(12) and (13) under the Advisers Act (recordkeeping requirements for advisory employee personal securities transactions). The Section 2(a)(9) definition of control is now found in Rule 204A-l(e)(9) under the Advisers Act.
7     Certain Transactions Not Deemed Assignments, Investment Advisers Act Release No. 1013 (Feb. 21, 1986).
8     See Nikko International Capital Management Company, SEC No-Action Letter (June 1, 1987).

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“change of actual control or management,” it suggests that there is no change if the following three elements are satisfied: (1) there is no change in the control of the investment adviser; (2) there is no change in the day-to-day management and supervision of the adviser; and (3) there is no change in the people involved in providing investment advice to clients, or the manner in which the advice is provided.
American Century Companies No-Action Letter. The Commission staff in this no-action letter provided a counting methodology in which the term “control” under the 1940 Act was determined based on a security holder’s voting power rather than its economic interest.
The Commission staff granted no-action relief to the American Century Companies (“ACC”) and J.P. Morgan (“JPM”) for a transaction involving the sale of more than 25 percent of ACC’s stock.9 ACC had issued two classes of stock: Class A, with one vote per share, and Class B, with 10,000 votes per share. One family owned 48.28 percent of the equity interests in ACC, but held 69.75 percent of the voting power. JPM proposed to buy 45 percent of the equity interests of ACC, which would entitle it to only 10.83 percent of the voting power. Even if JPM exercised an option three years later and acquired 50 percent of the equity interests in ACC, it still would have only 12.04 percent of the voting power in the company. After the acquisition, the family controlling ACC would continue to own at least 69.75 percent of the voting interests in the company. The Commission staff agreed with ACC that the 10.83 percent voting power of ACC to be acquired by JPM was presumptively not a controlling block of voting securities of ACC, and further agreed that the proposed transaction would not result in an assignment within the meaning of Section 2(a)(4) of the 1940 Act.
Dean Witter, Discover & Co. No-Action Letter. The Commission staff granted no-action relief to Sears, Roebuck & Co. (“Sears”) and Dean Witter, Discover & Co. (“DWD”) its wholly owned subsidiary, agreeing that certain transactions involving Sears would not result in an assignment of advisory contracts under Section 2(a)(4) of the 1940 Act or Section 202(a)(1) of the Advisers Act.10
Dean Witter Reynolds, Inc. (“DWR”) was a wholly-owned subsidiary of DWD, and Dean Witter InterCapital, Inc. (“InterCapital”) was a wholly-owned subsidiary of DWR. DWR and InterCapital were registered investment advisers. DWR was an investment adviser to certain non-investment company clients and InterCapital was an investment adviser to a number of registered investment companies, as well as individuals and institutions. In September 1992, Sears announced plans (i) to publicly offer up to 20 percent of DWD common stock in an initial public offering; and (ii) to spin off DWD by distributing the remaining 80 percent of DWD common stock to Sears shareholders. The Commission staff agreed that the transactions in question would not result in an assignment of the advisory contracts because the initial public offering would be widely dispersed and would not permit any investor to purchase more than 2
9     American Century Companies, Inc., J.P. Morgan & Co. Incorporated, SEC No-Action Letter (Dec. 23, 1997).
10     Dean Witter, Discover & Co., SEC No-Action Letter (Feb. 8, 1993).

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percent of DWD stock through the offering. The Commission staff also concluded that the distribution would not result in an assignment of the advisory contracts because the same persons who owned DWD common stock indirectly through Sears would own the stock directly after the distribution. Consequently, the Commission staff concurred with DWD’s view that the initial public offering would not cause an assignment of advisory contracts as defined in Sections 2(a)(4) and 202(a)(1), and therefore, the initial public offering would not the trigger the requirements of Sections 15(a)(4) and 205(a)(2).11
No “Assignment” following Hamilton Lane Reorganization and IPO

We conclude that there will be no “assignment” of the investment advisory contracts between HLA and its investment advisory clients under the Advisers Act as a result of the Reorganization and IPO, because the transactions themselves or together do not cause a change of actual control of HLA within the meaning of the term “control” in the Advisers Act. Rule 202(a)(1)-1 under the Advisers Act provides that a transaction which does not result in a “change of actual control or management” of an investment adviser is not an assignment for purposes of Section 205(a)(2) of the Advisers Act. The Commission stated in its proposing release that Rule 202(a)(1)-1 was designed to cover transactions, including modifications of corporate structure that “would not affect the actual control or management of the investment adviser.”12 Our conclusion is supported by and consistent with relevant court decisions and with no-action letters the Commission staff has issued regarding the definition of “assignment” under the 1940 Act and the Advisers Act.
Similar to American Century no-action letter, HLI will issue two classes of stock: Class A Common Stock with lower voting rights, and Class B Common Stock with higher voting rights. As a result of the super voting rights of Class B Common Stock, Class A Common Stock owned by the public following the IPO is expected to represent approximately 3% of HLI’s voting interests, and the most significant Class B Holders will agree to act in concert under the stockholders agreement. Accordingly, the public offering of the Class A Common Stock would not permit any investor to purchase Class A Common stock to effect a change in control of HLI or HLA, as the shares issued to the public will not allow sufficient control or influence over the activities of HLA so as to approach a change of control. In our view, the ownership of the controlling voting interests of HLA will remain unchanged following the Reorganization and IPO.
We are aware of the position taken by the Commission staff in Wells Fargo Alternative Asset Management, LLC, SEC No-Action Letter (Jan. 26, 2005), in which the staff stated its view that the holder of non-voting securities may be considered to hold the equivalent of a voting
11     See also Templeton Investment Counsel Ltd. (pub. Avail. Jan. 22, 1986) (The Commission staff provided no-action relief from Section 15(a)(4) and Section 15(b)(2) of the 1940 Act and 205(a)(2) of the Advisers Act where 33.33 percent of the adviser’s interest was sold in a widely distributed offering to the public where no new investor obtained a controlling interest in the adviser and the adviser continued to be controlled by the same individual).
12     Certain Transactions Not Deemed Assignments, Investment Advisers Act Release No. 1013 (Feb. 21, 1986).

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security if the holder possesses an economic interest in the issuer such that the holder, in effect, has the power to exercise control over how the issuer is managed. Under the Commission’s interpretation, a substantial economic interest could equate to a voting security only if it carried with it the ability to exercise a controlling influence over the issuer. However, we do not believe that the Commission would view holders of the Class A Common Stock of HLI as having the ability to exercise a controlling influence over HLA’s management. First, we note that due to the super voting rights of Class B Holders and their agreement to act as a group, the members of the group will collectively control the ability to elect directors and approve significant management decisions of HLI. We also note that HLI’s ownership of Class A units initially will represent a minority share of HLA. The existing owners of HLA initially will continue to hold a majority of the economic interest in its operations as non-controlling interest holders, primarily through direct and indirect ownership of Class B units and Class C units of HLA.
HLI’s purchase of membership units of HLA will not affect the control of HLA. In Sears, the Commission took the position that the spin-off of DWD did not result in an assignment because the spin-off would entitle the same persons who owned DWD common stock indirectly through Sears to own DWD common stock directly. HLI’s purchase of membership units of HLA from existing owners of HLA and installation of HLI as the sole managing member of HLI will only change the avenue of the current ownership group’s control of the advisory business conducted by HLA. Accordingly, we conclude that HLI’s IPO will not constitute a change in control of HLA because after the offering, the ultimate voting control over HLA will remain with the same persons who today control the business. As a result, there is no actual change of control before and after the Reorganization and IPO since no members other than existing members of HLA would ultimately control HLI or HLA. In addition, there will be no change in the day-to-day management and supervision of the advisory business or people involved in providing investment advice to clients, or the manner in which the advice is provided.
“Assignment” upon the Occurrence of a “Sunset Event”
As described further in the registration statement, a “Sunset Event” is defined to be the first to occur of the following: (i) Mr. Rogers, Mr. Giannini and their respective permitted transferees collectively ceasing to maintain direct or indirect beneficial ownership of at least 10% of the outstanding shares of Class A common stock (calculated assuming all Class B units and Class C units have been exchanged for Class A common stock); (ii) Mr. Rogers and Mr. Giannini both voluntarily terminating their employment with HLA and us; (iii) Mr. Rogers, Mr. Giannini, their respective permitted transferees and our employees collectively ceasing to maintain direct or indirect beneficial ownership of an aggregate of at least 25% of the aggregate voting power of the Class A common stock and Class B common stock; or (iv) a date certain (which is still being finalized). For purposes of this definition, the death, disability, incapacity or retirement of Mr. Rogers or Mr. Giannini would not constitute a voluntary termination, and if either Mr. Rogers or Mr. Giannini voluntarily terminates his employment with us, then neither his nor his permitted transferees’ holdings would be counted toward the threshold in clause (iii). After a Sunset Event has occurred, each share of HLI’s Class B common stock will entitle its holder to one vote per share.

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As the occurrence of a Sunset Event will effectively dilute the voting interests of Class B Holders, it is conceivable that a change of control of HLA and subsequent “assignment” of HLA’s advisory contracts could result. In the event that a Sunset Event occurs or is anticipated to occur, Hamilton Lane will conduct a thorough analysis of the resulting reallocation of voting interests of HLA and will take all necessary steps to ensure that HLA and its advisory contracts remain in compliance with the Advisers Act.

Conclusion
For the reasons discussed above, we believe that the Reorganization and IPO will not result in an assignment of the advisory contracts between HLA and its advisory clients within the meaning of Section 202(a)(1) of the Advisers Act, nor will the transactions result in an assignment of the advisory contracts between HLA and its advisory client for purposes of Section 205(a)(2). As stated above, the occurrence of a “Sunset Event” could lead to a change in control that would trigger an “assignment” of the advisory contracts. In the event that a Sunset Event occurs or is anticipated to occur, Hamilton Lane will conduct a thorough analysis of the resulting reallocation of voting interests of HLA and will take all necessary steps to ensure that HLA and its advisory contracts remain in compliance with the Advisers Act.

Please direct your questions or comments regarding this letter or the Draft Registration Statement to Kimberly K. Rubel at (312) 569-1133. Thank you for your assistance.

Sincerely,

Drinker Biddle & Reath LLP

/s/ Kimberly K. Rubel
Kimberly K. Rubel

cc:    Via E-mail

Robert W. Cleveland
Hamilton Lane Incorporated

Richard D. Truesdell, Jr.
Davis Polk & Wardwell LLP